NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	May 13, 2019

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that the Company has released its unaudited interim financial statements and Management Discussion and Analysis for the three months ended March 31, 2019.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE
	Three Months Ended
	2019	2018

Revenues	$5,674,288	$2,511,878
Gross profit	$2,929,353	$889,229
Gross profit margin (after write down of inventories)	48%	35%
Income tax (recovery)	$402,054	$(3,213)
Net income (loss) for the quarter	$1,090,904	$(279,143)
EBITDA (loss)	$1,537,704	$(233,024)
Net income (loss) per share (basic and diluted)	$0.02	$(0.01)

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2019 the Company had cash on deposit in the amount of $802,172, accounts receivable of $2,845,716, prepaid expenses of $154,617 and inventory of $4,473,610 compared to cash on deposit in the amount of $1,246,244, accounts receivable of $1,224,235, prepaid expenses of $110,258 and inventory of $3,668,401 at December 31, 2018.

The Company has accrued income tax payable of $451,708 for the three months ended March 31, 2019 compared to an income tax recovery of $3,213 for the three months ended March 31, 2018.

The working capital position of the Company at March 31, 2019 was $5,612,064 compared to $4,469,882 at December 31, 2018. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $2,845,716 of additional cash flow plus $802,172 of available cash to discharge liabilities of $2,212,343 on a timely basis subsequent to March 31, 2019.

Net assets of the Company were $9,256,640 at March 31, 2019 compared to $8,165,734 at December 31, 2018. The Company had no interest-bearing long-term liabilities or debt at March 31, 2019.

OUTLOOK

Throughout early 2019 Kelso continues to take successful measures to improve positive cash flows from operations. We began to see the correction of several years of weak financial performance in late 2018 and the turnaround of sales momentum was very apparent in the first quarter of 2019. The uptrend in capital spending in the rail and truck hazmat marketplace fuels our positive outlook for 2019 and 2020.

Over the past several years our strategic plan has been focused on re-branding Kelso as a reliable American made supplier of high-quality performance equipment for the rail tank car industry. This was an imperative strategic goal as management believed that it was essential to achieve a healthy turnaround of our future financial performance.

We have been able to stabilize our business environment, cut costs and eliminate an inefficient marketing workforce. Under these initiatives we have experienced improved sales growth with better contribution margins providing a steady improvement of our available capital reserves. This turn of events has allowed us to continue to pursue our ambitions to develop new business opportunities, sales growth and new products requiring regulatory certifications.

Management has been encouraged by the sales growth commencing in 2018 and early 2019. Crude oil, ethanol and chemicals are the key commodities that are leading the way in the resurgence of rail tank car market activity. This stimulus has led industrial rail tank car analysts to expect average new-build production rates to grow from approximately 10,000 tank cars in 2018 to an expected production of 22,000 tank cars in both 2019 and 2020. Based on this independent analysis new-build predictions and our historic retrofit/repair business relationships with over 60 customers, Kelso supplied its specialized tank car PRV equipment to over 8,000 tank cars in 2018 and anticipates equipping over 10,000 tank cars in both 2019 and 2020.

Sales growth involves the successful achievement of American Association of Railroads (AAR) regulatory certifications that are required for full commercial marketing and eventual adoption by customers. In February 2019 our vacuum relief valve (VRV) received AAR certification and sales have commenced. The VRV can add another $1,000 to $1,500 per tank car to our aggregate sales and is expected to help boost overall revenues in future periods.

A key dynamic for our financial growth is getting a wider variety of our tank car equipment adopted by hazmat shippers through a combination of OEM, retrofit and repair market activities. Once this adoption trend can be firmly established we expect customers to begin to specify combinations of our proprietary One-Bolt Manway, VRV, our proven pressure relief valve (PRV) products and limited runs of our ceramic ball bottom outlet valve. Our financial performance goal is to improve tank car revenues from a PRV only based revenue stream of approximately $1,400 per tank car to a target in excess of $10,000 per tank car.

We continue to pursue promising product development initiatives to build future value propositions for Kelso’s stakeholders even though R&D projects are often complex and expensive. Timing of new revenue streams from these projects remains unpredictable and certainly not guaranteed. Our R&D model has delivered an array of promising new products that include new rail tank car valves, specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and a specialized vehicle suspension system for use in rugged wilderness terrain applications. It is important that Kelso continues to develop new products that can eventually add a diverse array of new sales opportunities.

Although many operational and human resource expenses have been reduced, our capital management remains challenging. However, recent improvements in cash flows from sales growth that started in 2018 and continued in 2019 have been more than adequate to fund our ongoing business activities. The Company currently operates without the need for immediate access to new equity capital or new credit facilities. The Company’s goal is avoid dilutive equity funding activities and to remain free of interest-bearing long-term debt.

Throughout the sector slowdown of the last three years, we have been able to stabilize Kelso with new business processes, new personnel, dramatic changes to our corporate culture and the successful introduction of a more effective and economic approach to customer service, marketing and sales. In 2019, business momentum appears to be growing and we maintain a steady growth outlook for 2019 and 2020. Our key objectives are to achieve balanced growth of profitability through revenue streams from a more diverse portfolio of products. This business model is expected to generate the necessary internal capital resources and financial performance results that will eventually lead to an improved valuation of our business activities for all stakeholders.

ANNUAL GENERAL MEETING

The annual general meeting of the shareholders of the Company will be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada V6C 2W6 on Thursday, June 6, 2019 at 10:00 a.m. (PDT).

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company also offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military technology, first responder emergency response kits and suspension systems for motor vehicles being used in rugged wilderness terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that throughout early 2019 Kelso continues to take successful measures to improve positive cash flows from operations; that the uptrend in capital spending in the rail and truck hazmat marketplace fuels our positive outlook for 2019 and 2020; that expected production in the U.S. is 22,000 tank cars in both 2019 and 2020 and that each year we can equip over 10,000 of them; that sales growth involves the successful achievement of AAR regulatory certifications that are required for full commercial marketing and eventual adoption by customers; that the VRV can add another $1,000 to $1,500 per tank car to our aggregate sales and is expected to help boost overall revenues in future periods; that we might improve tank car revenues from a PRV only based revenue stream of approximately $1,400 per tank car to a target in excess of $10,000 per tank car; that we can pursue other business opportunities that complement our products; that the Company can continue to operate without the need for immediate access to new equity capital or new credit facilities; that the Company’s goal is avoid dilutive equity funding activities and to remain free of interest-bearing long-term debt; that our key objectives are to achieve a balanced growth of profitability through revenue streams from a more diverse portfolio of products; that our business model is expected to generate the necessary internal capital resources and financial performance results that will eventually lead to an improved valuation of our business activities for all stakeholders. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for rail industry compliance with upgrade measures may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com